Filed by Six Flags Entertainment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Registration File No: 333-276255

Date: June 26, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 26, 2024

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

1-13703	13-3995059
(Commission File Number)	(IRS Employer Identification No.)

1000 Ballpark Way Suite 400
Arlington, Texas	76011
(Address of principal executive offices)	(Zip Code)

(972) 595-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.025 par value per share	SIX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on November 2, 2023, Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”) entered into an Agreement and Plan of Merger (the “Merger Agreement”, and the merger transactions contemplated thereby, the “Mergers”) with Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation (“HoldCo”) and subsidiary of Cedar Fair and Six Flags, and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of HoldCo.

On June 26, 2024, Cedar Fair and Six Flags announced via joint press release that the regulatory conditions for the Mergers have been satisfied, permitting the companies to proceed with the closing of the Mergers, subject to the satisfaction of remaining customary closing conditions.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

99.1	Joint Press Release, dated June 26, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statements as to Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Mergers and the timing thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the Mergers, including the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Mergers, including the possibility that any of the anticipated benefits of the Mergers will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Mergers; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others prior to the consummation of the Mergers; the inability to consummate the transaction due to the failure to satisfy other closing conditions; the potential adverse effects on the market price of either or both of Six Flags common stock or the Cedar Fair units; risks that the Mergers disrupt and/or harm current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse restrictions during the pendency of the Mergers that may impact Cedar Fair’s or Six Flags’ ability to pursue certain business opportunities and strategic transactions; potential adverse reactions or changes to business relationships resulting from the completion of the Mergers; legislative, regulatory, political and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Mergers that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the Merger; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on February 29, 2024, and subsequent reports on Forms 10-Q and 8-K (collectively, the “Reports”).

While the list of factors presented here is, and in the Reports are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the Mergers may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication relates to a proposed Mergers between Cedar Fair and Six Flags. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Mergers or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Mergers, HoldCo filed with the SEC a registration statement on Form S-4, which was declared effective on January 31, 2024. HoldCo, Cedar Fair and Six Flags may also file other documents with the SEC regarding the Mergers. Investors and security holders are urged to read the registration statement regarding the Mergers and all other relevant documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information about the Mergers and related matters.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the Registration Statement and the proxy statement/prospectus and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Christopher Neumann
Name:	Christopher Neumann
Title:	General Counsel and Corporate Secretary

Date: June 26, 2024

Exhibit 99.1

Cedar Fair and Six Flags Announce the Satisfaction of Regulatory Conditions for the Proposed Merger of Equals

SANDUSKY, Ohio and ARLINGTON, Texas-(June 26, 2024)- Cedar Fair, L.P. (NYSE: FUN) (“Cedar Fair”) and Six Flags Entertainment Corporation (NYSE: SIX) (“Six Flags”) today announced that the regulatory conditions for their previously announced merger of equals (the “Mergers”) have been satisfied, permitting the companies to proceed with the closing of the Mergers (the “Closing”). The parties expect Closing to occur on July 1, 2024, following the satisfaction of remaining customary closing conditions. Immediately following the Closing, the combined company will be renamed “Six Flags Entertainment Corporation” and trading of the combined company’s common stock on the New York Stock Exchange is expected to begin on July 2, 2024, under the ticker symbol “FUN.”

“We are pleased to have successfully concluded a very fair and constructive review process with the Department of Justice and excited to make our merger official on Monday,” said Six Flags President and CEO Selim Bassoul, who will serve as executive chairman of the combined company’s Board of Directors. “As our collective team pauses to recognize this important milestone, together we are eager to embark on the next chapter of our journey to offer millions of guests across North America unparalleled, family-focused entertainment full of fun, thrills and lifetime memories.”

Cedar Fair President and CEO Richard Zimmerman, who will serve in the same role for the combined company, said the merger brings together the strengths of both companies, combining Cedar Fair’s reputation for exceptional guest experiences with Six Flags’ innovative attraction designs. “With an anticipated pro-forma enterprise value of approximately $8 billion, the combined company is well positioned to drive future growth. Our enhanced financial flexibility will enable us to invest in new rides, attractions, food and beverage options, and state-of-the-art consumer technologies, ensuring continuous improvement and innovation, and that each park visit is more exciting and memorable than the last,” said Zimmerman.

Cautionary Information Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Mergers and the timing thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of

Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the Mergers, including the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Mergers, including the possibility that any of the anticipated benefits of the Mergers will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the Mergers; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others prior to the consummation of the Mergers; the inability to consummate the transaction due to the failure to satisfy a number of customary closing conditions set forth in the merger agreement related to the Mergers; the potential adverse effects on the market price of either or both of Six Flags common stock or the Cedar Fair units; risks that the Mergers disrupt and/or harm current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse restrictions during the pendency of the Mergers that may impact Cedar Fair’s or Six Flags’ ability to pursue certain business opportunities and strategic transactions; potential adverse reactions or changes to business relationships resulting from the completion of the Mergers; legislative, regulatory, political and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Mergers that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the Merger; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on February 29, 2024, and subsequent reports on Forms 10-Q and 8-K (collectively, the “Reports”).

While the list of factors presented here is, and in the Reports are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Six Flags or Cedar Fair to achieve the goals for the Mergers may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Neither Six Flags nor Cedar Fair assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication relates to a proposed Mergers between Cedar Fair and Six Flags. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Mergers or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Mergers, CopperSteel Holdco, Inc., (“Holdco”) filed with the SEC a registration statement on Form S-4, which was declared effective on January 31, 2024. Holdco, Cedar Fair and Six Flags may also file other documents with the SEC regarding the Mergers. Investors and security holders are urged to read the registration statement regarding the Mergers and all other relevant documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information about the Mergers and related matters.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the Registration Statement and the proxy statement/prospectus and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.